Exhibit 12.2

Questar Gas Company
Ratio of Earnings to Fixed Charges

	6 Months Ended June 30,
	2012	2011
	(dollars in millions)
Earnings
Pretax income from continuing operations	$52.4	$54.3
Add (deduct):
Fixed charges	13.6	13.4
Capitalized interest	(0.1)	—
Total Earnings	$65.9	$67.7

Fixed Charges
Interest expense	$13.3	$13.1
Capitalized interest	0.1	—
Estimate of interest within rental expense	0.2	0.3
Total Fixed Charges	$13.6	$13.4

Ratio of Earnings to Fixed Charges	4.8	5.1

For purposes of this presentation, earnings represent income before income taxes adjusted for fixed charges. Fixed charges consist of total interest charges (expensed and capitalized), amortization of debt issuance costs and losses from reacquired debt, and the interest portion of rental expense estimated at 50%.